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                             SkyStream Networks Inc.
                                555 Clyde Avenue
                             Mountain View, CA 94043
                                 (650) 390-8993

                                  June 2, 2000

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Washington, D.C. 20549

     Re: REGISTRATION STATEMENT ON FORM S-1 FILE NUMBER 333-31924 REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

     SkyStream Networks Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-31924 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been offered or sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions regarding this matter, please contact the undersigned or Robert P. Latta, Esq. of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 493-9300.

                                        Very truly yours,

                                        SkyStream Networks Inc.

                                        /s/ ROGER E. GEORGE
                                        ----------------------------------
                                        Roger E. George
                                        Vice President, Legal Affairs and
                                        General Counsel




cc:  Peggy Fisher (Securities and Exchange Commission)
     Russell Mancuso (Securities and Exchange Commission)
     Margery Reich (Securities and Exchange Commission)
     Jay Webb (Securities and Exchange Commission)
     Marcia Brown (NASDAQ National Stock Market, Inc.)
     Robert P. Latta (Wilson Sonsini Goodrich & Rosati, P.C.)